

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 17, 2022

Daniel Durn
Executive Vice President and Chief Financial Officer
Adobe Inc.
345 Park Avenue
San Jose, California 95110

      Re: Adobe Inc.
          Definitive Proxy Statement on Schedule 14A
          Filed March 4, 2022
          File No. 000-15175

Dear Daniel Durn:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                    Sincerely,

                    Division of Corporation Finance
                    Disclosure Review Program